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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

CUSIP Number 33645B107                                  SEC File Number 0-25478
             ---------                                                  -------

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2003
                  -------------------------------------------------------------

[   ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:
                                  ---------------------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked aBOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: Not applicable
                                               --------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant  First Southern Bancshares, Inc.
                         ------------------------------------------------------

Former Name if Applicable Not applicable
                          -----------------------------------------------------

Address of Principal Executive Office (Street and Number) 102 South Court Street
                                                          ----------------------

City, State and Zip Code Florence, Alabama 35630
                         ------------------------------------------------------

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
               portion thereof, will be filed on or before the fifteenth
               calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
               following the prescribed due date; and
[X]      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Certain accounting, financial statement and disclosure issues related to the Company's subordinated capital note offering and related exchange for a portion of the Company's redeemable preferred stock were identified and could not be resolved prior to November 14, 2003. Also, certain review procedures for certification purposes were delayed due to these issues.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

RODERICK V. SCHLOSSER                   (256)                718-4206
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(Name)                                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         [ X ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ X ] Yes    [   ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of the 2003 periods discussed below are subject to change pending resolution of the issues discussed in Part III above. These results are management's best estimate as of the date of this Form 12b-25.

The Company anticipates that the Form 10-QSB for the period ended September 30, 2003, will report net income applicable to common shareholders of $61,000, or $0.05 per diluted share, for the third quarter ended September 30, 2003, as compared to net income of $737,000, or $0.53 per diluted share, for the third quarter ended September 30, 2002. The anticipated decrease in net income available for common shareholders of $676,000 for the quarter is primarily the result of the realization of a $1.6 million net gain associated with the sale of two branches during the third quarter of 2002. There was no sale of branches during the 2003 period.

The Company also anticipates that the 10-QSB will report net income applicable to common shareholders of $79,000, or $0.06 per diluted share, for the nine months ended September 30, 2003, as compared to a net loss of $415,000, or $(0.33) per diluted share, for the nine months ended September 30, 2002. The anticipated increase in net income available for common shareholders of $494,000 for the nine months ended September 30, 2003, is primarily the result of a $921,000 decrease in the provision for loan losses, an $866,000 decrease in noninterest expenses and a $317,000 gain on the extinguishment of derivative debt instruments. These improvements are partially offset by the $1.6 million net gain associated with the sale of two branches during the 2002 period.

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                         FIRST SOUTHERN BANCSHARES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  NOVEMBER 14, 2003
      ----------------------------    By: /s/ RODERICK V. SCHLOSSER
                                              ---------------------------
                                              RODERICK V. SCHLOSSER
                                              EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER


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INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 C.F.R. 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).